T-Online

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA


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Your ref. file number is 82-5125
Our ref. Investor Relations
Telephone +49 6151 680-2931
Date May 11, 2005
Subject T-Online International AG

SUPPL

To whom it may concern:

Please find enclosed

- the press release of May, 11 2005, regarding T-Online's First Quarter Results 2005
- Group Report for the first Quarter 2005

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

Investor Relations
T-Online International AG

Enclosure

5/24

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany

T-Online


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--- not to be released before May, 11th, 9.00 a.m ---

T-Online increases broadband growth in the first quarter of 2005: 295,000 new DSL-rate customers in Germany – DSL full-package marketing launched – Introduction of Internet telephony (Voice over IP) – Broadband offering extended.

T-Online/Darmstadt, May 11, 2005 – T-Online International AG further improved its solid market position in Germany on the basis of the corporate strategy presented in November 2004. In the first quarter of 2005, T-Online added 295,000 new DSL-rate customers in the dynamic German broadband market. Group-wide, the number of customers using the DSL tariff rose to 3.94 million, a 44 percent increase compared with the end of the same quarter last year. Group revenues rose to EUR 509 million as a result of the continued growth in customers in the first quarter of 2005.

"We are delighted with current developments and are absolutely on target," says Rainer Beaujean, T-Online CEO. "The sustained growth in DSL-rate customers underlines the fact that T-Online continues to consistently open up the broadband market. At the same time we are gradually making headway with the three strategic initiatives announced in November 2004 to realign T-Online by successfully implementing them and delivering results."

Three central strategic initiatives are being implemented.
Building on the two current megatrends in the Internet sector – rapid broadband growth combined with the associated convergence of digital content and further individualization of services offered –, T-Online realigned its focus in the first quarter of 2005 on three central strategic initiatives:

Press Release

T-Online International AG
Office address Corporate Communications, T-Online-Allee 1, 64295 Darmstadt

- Reinforcing customer centricity with combined DSL packages: By marketing a DSL line plus Internet access and hardware components, T-Online has been positioning itself as a DSL full-range supplier since February 1, 2005.
- Focus on a triple-play strategy with combined offerings comprising Internet access plus entertainment and communication services to meet individual customer requirements for a comprehensive broadband offering with digital media content: launch of VoIP-based Internet telephony at CeBIT 2005.
- Strengthening our market position in France and Spain. Over the medium term, T-Online aims to become one of the leading DSL providers in these two growth markets respectively and secure a market share of 15-20 percent respectively. Increase in DSL-rate customer base in the 'Rest of Europe' segment of 41 percent year-on-year.

Revenue and gross margin improved further, EBITDA and group net income 'on budget.'

T-Online's success in the first quarter of 2005 is also reflected in the key financial figures. Group revenue rose to EUR 509 million compared with EUR 489 million in the same quarter last year.

Continued growth in customer numbers saw revenue improve significantly, in particular due to subscription fees, i.e. revenue from fixed monthly payments. In the 'Germany' segment, subscription fees rose by 8 percent to EUR 258 million year-on-year; in the 'Rest of Europe' segment growth of 6.2 percent saw the figure rise to EUR 42.1 million compared with EUR 39.6 million in the same quarter last year. Revenue from the business customer and online advertising segment 'Advertising/B2B' also rose group-wide by 42 percent to EUR 81.0

million compared with EUR 57.0 million in the same quarter last year. In tune with the strategy of migrating customers to higher-value subscriptions, revenue in the usage fees category fell on account of increasing migration to broadband rate plans.

On the cost side, T-Online reported a continued improvement in efficiency in the first quarter of 2005 as a result in particular of lower costs for goods and services purchased relative to customer growth. The gross margin, which is net revenue minus goods and services purchased, rose in the first quarter of 2005 to 66.4 percent compared with 60.1 percent in the same quarter last year. The cost of goods and services purchased declined relative to revenue while selling costs rose in the quarter under review. This situation was largely due to T-Online's advertising campaigns for broadband and entertainment services such as Musicload. "We're already turning tomorrow's triple-play products and services, in other words offerings based on Internet access, entertainment and communication services, into a success factor," says Rainer Beaujean.

In line with the announced increase in marketing costs associated with implementing the strategic initiatives of DSL full-package marketing, triple-play offerings, and market expansion in France and Spain, the T-Online group posted net income of EUR 61.7 million, EBITDA totaled EUR 96.6 million. The expansion in France and Spain in particular, with EBITDA losses of EUR 15.2 million as a result of increased marketing costs and initial network investment, has begun to pay dividends with a 41 percent hike year-on-year in DSL-rate customers. "Operating profit and EBITDA of T-Online International AG came in on budget in the last quarter," says T-Online Chief Financial Officer Jens Becker.

T-Online

Further development of the product range in time for CeBIT; market launch of Internet telephony (Voice over IP).

T-Online further expanded its product portfolio in the first quarter of 2005. With the launch of the DSL full-package marketing campaign, T-Online customers now receive a DSL line and a DSL tariff from a single source, making it even more convenient for them to sign up to broadband Internet. At CeBIT in Hanover, T-Online unveiled its Internet telephony product based on VoIP that enables T-Online customers to call each other over the Internet with no additional phone charges.

In the entertainment arena, T-Online managed to sign up another prestigious cooperation partner in the shape of Paramount Pictures to market film productions via its T-Online Vision video-on-demand service. In addition, T-Online extended its entertainment package with a cooperative venture involving the ProSiebenSat1 group to include blockbuster series as well as TV movies and magazine-format programs from broadcasters Sat1, ProSieben, Kabel1 and N24. Musicload, T-Online's music platform, counted more than one million customers at the end of the first quarter 2005. Musicload has become one of the leading providers of legal music downloads in Germany.

This press release and additional information on T-Online are available at www.t-online.net.

T - Online

Key financial data for the 1. quarter 2005

Negative amounts in parentheses.

■ Main statement of income items 1. quarter (Group)*

The percentage figures columns are with reference to Group revenue. Data recorded for the Group.

	1 Qu. 2005	1. Qu. 2004	Change	1. Qu. 2005	1. Qu. 2004
	in Mio. €	in Mio. €	in %	in %	in %
Net revenues	508,8	488,8	4.1	100.0	100.0
Goods and services purchases	170,7	195,0	(12.5)	33.6	39.9
Gross margin	338,1	293,8	15.1	66.4	60.1
Other cost of sales	78,7	55,3	42.4	15.5	11.3
Selling costs	175,2	132,0	32.8	34.4	27.0
Administrative costs	22,3	16,8	32.6	4.4	3.4
Operating profit	65,6	95,8	(31.5)	12.9	19.6
EBITDA	96,6	117,7	(17.9)	19.0	24.1
Earings before taxes	97,1	126,0	(22.9)	19.1	25.8
Income tax	35,3	46,7	(24.4)	6.9	9.5
Group net income	61,7	79,3	(22.2)	12.1	16.2
Earnings per share €	0,05	0,06			

* excluding one-time effects. For detailed information on one-time effects, please see page 8.

T-Online

Revenues 1. quarter 2005

	1.Qu. 2005	1. Qu. 2004	Change
	in Mio. €	in Mio. €	in %
Segment „Germany“	**452,5**	**435,9**	**3.8**
Subscription Fees	257,6	238,1	8.2
Usage Fees	119,5	145,8	(18.0)
Advertising/B2B	75,4	52,0	45.0
Of which:portal agreement Deutsche Telekom AG	37,0	37,0	0.0
Of which „Germany“	38,4	15,0	156.5
Segment „Rest of Europe“	**59,7**	**54,1**	**10.3**
Subscription Fees	42,1	39,6	6.2
Usage Fees	8,7	8,2	5.2
Advertising/B2B	8,9	6,3	43.0
Consolidation	**(3,4)**	**(1,2)**	**169.1**
Total revenues (Group)	**508,8**	**488,8**	**4.1**
Subscription Fees	299,7	277,8	7.9
Usage Fees	128,1	154,0	(16.8)
Advertising/B2B	81,0	57,0	42.2
thereof portal agreement DTAG	37,0	37,0	0.0
rest	44,0	20,0	120.6

ARPU

	1. Qu. 2005	1. Qu. 2004
Group	**in €**	**in €**
Subscription	11,4	11,1
Usage	4,5	5,5

ARPU – Average Revenues per User
Blended – Average Revenues taken from the monthly fees and from usage fees

Customers

	Q1 2005	Q1 2004
	in Mio.	**in Mio.**
Registered customers	**13,57**	**13,43**
"Germany"	**11,49**	**11,07**
Of whom with DSL tariffs	3,52	2,44
Of whom with narrowband tariffs	4,71	5,38
Of whom PAYG (usage < 30 days)	0,70	0,82
Of whom PAYG (usage > 30 days)	2,56	2,43
"Rest of Europe"	**2,08**	**2,36**
Of whom with DSL tariffs	0,41	0,29
Of whom with narrowband tariffs	0,18	0,28
Of whom PAYG (usage < 30 days)	0,11	0,16
Of whom PAYG (usage > 30 days)	1,38	1,63

PAYG: Pay as you go – customers using call-by-call rates

Significant one-time effects on the consolidated statement of income.

The table below discloses significant one-time effects on the consolidated statement of income.

millions of €	1.1.- 31.3. 2005	1.1.-31.3.2004	2004
Net revenue	**0,0**	**0,0**	**0,0**
Goods and services purchased	0,0	0,0	0,0
Gross margin	**0,0**	**0,0**	**0,0**
Other cost of sales	0,0	0,0	0,0
Gross profit	0,0	0,0	0,0
Selling costs	0,0	0,0	0,0
Administrative costs	(8,7)	0,0	(5,7)
Other operating income	0,0	0,0	0,0
Other operating expenses	0,0	0,0	0,0
Operating profit	**(8,7)**	**0,0**	**(5,7)**
Goodwill amortization	0,0	0,0	(4,4)
Net result from associated companies	0,0	0,0	0,0
Interest income, net	0,0	0,0	0,0
Impairment charges against financial assets	0,0	0,0	0,0
Results before taxes	**(8,7)**	**0,0**	**(10,1)**
Income taxes	0,0	0,0	(6,5)
Profit before interests of minority shareholders	(8,7)	0,0	(16,6)
Loss applicable to minority shareholders	0,0	0,0	0,0
Group net profit (loss)	**(8,7)**	**0,0**	**(16,6)**

T-Online

Exeptional items in the first quarter of 2005 comprise the increased administrative costs due to consultancy services connected with the planned merger between T-Online International AG and Deutsche Telekom AG, and expenses associated with the Re-Invent growth initiative in the broadband/fixed line strategic business area.

T-Online International AG
Corporate Communications

T-Online Allee 1, 64295 Darmstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-869
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Björn Muscheid

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**

Group Report.
January 1 to March 31, 2005.


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T · · Online · · · ·

Contents.

1. T-Online stock. 3

2. Business trends for the Group and its segments. 4

3. Earnings situation. 13

4. Financial situation. 17

5. Net worth. 18

6. Accounting policies and material nonrecurring items in the income statement. 19

7. Personnel. 20

8. Changes on the Board of Management and Supervisory Board. 22

9. Outlook. 23

10. Interim consolidated financial statements compliant with IFRS. 24

11. Definitions for the presentation of revenues and customer numbers. 30

1. T-Online stock.

Performance of the T-Online share price.

T-Online's stock held steady above the € 9 mark in the first third of Q1 2005 and attained its high point for the quarter of € 10.05 in the very first week (January 7, 2005). The stock price averaged € 8.88 over the reporting period at an average trading volume of 3.03 million shares.

The ongoing merger negotiations between T-Online International AG and Deutsche Telekom AG led to mostly subdued trading on the stock markets. This is sharply mirrored in the share price trend.

Above-average trading volumes exceeding 30 million shares were recorded on announcement of the agreement as to the exchange ratio range on January 25, 2005.

In February, Lagardère Active Broadband sold 55.9 million of its T-Online shares, although this did not severely impact the stock price, with T-Online stock slipping just under the € 9 mark and closing at € 8.97 on February 8.

The last third of the reporting period saw T-Online's stock reach its low point for the quarter of € 7.95 (March 17, 2005). The stock price later steadied off again above the € 8 mark, but there was a marked absence of trading on the stock markets with very thin trading volumes of less than one million shares.

The T-Online stock price closed at € 8.04 on the March 31, 2005 reporting date.

2. Business trends for the Group and its segments.

The Internet market in Germany and the rest of Europe is currently dominated by two key trends: the rapid growth of broadband and the attendant convergence of digital content, and the ongoing personalization of content and services. T-Online focused its strategic orientation in the 2004 fiscal year, and this refocussing will lead to a further and lasting increase in growth in the dynamic broadband market. The objective is to position T-Online as long-term innovation leader with a series of initiatives in the rapidly growing market for broadband and IP services.

Three central strategic initiatives at the top of T-Online's agenda have already been implemented in the first quarter of 2005:

- In its **Germany segment**, T-Online has positioned itself since February 1, 2005 as a full-service DSL provider, marketing a full package comprising a DSL line, Internet access and hardware components. With this move and the continuation in January of the broadband promotion begun in 2004, T-Online has succeeded in further expanding its DSL tariff customer base: In the **Germany segment**, 295,000 customers have opted for a DSL tariff since the beginning of 2005, including 145,000 on the basis of the complete DSL marketing campaign. The DSL tariff customer base has grown by 44.3 percent compared with March 31, 2004, to 3.52 million. In the Group as a whole, the DSL tariff customer base grew from 2.73 million to 3.94 million over the same period.
- With its voice-over-IP (VoIP) communication products launched at CeBIT 2005, T-Online has implemented a further key component of future 'triple play' offerings combining Internet access, entertainment and communications services. The 'triple play' strategy aims to cater to meet individual customer needs for a comprehensive broadband offering of digital media content.
- In the **Rest of Europe segment**, T-Online's French and Spanish subsidiaries achieved strong growth in the DSL market during the first quarter, bringing them a decisive step closer to the medium-term goal of being one of the leading DSL providers in the two growth markets and of achieving a market share of between 15 and 20 percent.

First quarter 2005 key business trends.

T-Online kept up its market position in the first quarter of 2005 despite growing competitive pressure. This is reflected by the main performance indicators:

Millions of €

	First quarter 2005	First quarter 2004	2004
Net revenues	508.8	488.8	2 011.8
EBITDA*	96.6	117.7	472.3
Profit before taxes*	97.1	126.0	490.5
Group net income*	61.7	79.3	317.0
Profit per share (€)*	0.05	0.06	0.26
Registered customers on reporting date (millions)	13.6	13.4	13.5

*Adjusted for material nonrecurring items.
Detailed information on material nonrecurring items is given in the table on page 19.

Group revenues increased as a result of the further growth in the customer base by € 20.0 million or 4.1 percent compared with the first three months of FY 2004. This was despite revenue foregone due to the refunding of set-up fees and exemptions from basic charges as part of the broadband promotion, which continued into the first quarter. Also, only a small amount of revenue earned from marketing combined DSL packages begun on February 1, 2005 was accounted for in the first quarter as significant revenues will not be generated with the majority of the new customers until the second quarter of 2005.

Group earnings before interest, tax, depreciation and amortization (EBITDA) were € 21.1 million down from the prior-year quarter*. As announced in the 2004 annual report, this decrease resulted from ramp-up costs for the combined DSL and entertainment packages plus costs related to the aggressive market expansion in France and to a lesser extent Spain. Profit before tax and Group net income were reduced compared with the prior-year period for the same reason. Profit per share during the reporting period was € 0.05 (Q1 2004: € 0.06).

The gross margin increased compared with the first quarter of 2004, from 60.1 percent to 66.4 percent.

Merger process continues.

T-Online International AG and Deutsche Telekom AG signed a Merger Agreement during the quarter, on March 8, 2005. The Boards of Management of the two companies submitted a merger report in accordance with Section 8 of the German Reorganization Act (Umwandlungsgesetz) on the same day.

An audit report in accordance with Section 12 of the Reorganization Act was submitted on March 9, 2005, by Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, the joint merger auditors appointed by Frankfurt regional court. This report affirms the appropriateness of the exchange ratio recommended in the merger agreement, under which shareholders of T-Online International AG receive 13 registered no-par-value shares in Deutsche Telekom AG for 25 registered no-par-value shares in T-Online International AG.

The Merger Agreement requires the approval of the T-Online International AG Shareholders' Meeting, which adopted a resolution giving this approval after the close of the reporting period on April 29, 2005.

T-Online divides its presentation of Group performance geographically into two segments: Germany (primarily T-Online International AG) and Rest of Europe (subsidiaries outside Germany). The following centers on the Germany segment as T-Online International AG represents almost 90 percent of the T-Online Group in terms of the main indicators.

* Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given in the table on page 19.

Revenue growth.

T-Online generated total consolidated revenues of € 508.8 million (prior year: € 488.8 million), an increase of 4.1 percent compared with the first quarter of 2004. The ongoing opening up of the broadband DSL market in particular led to further revenue growth. At the same time, revenue was foregone due to the refunding of set-up fees and exemptions from basic charges as part of the broadband promotion begun in 2004 and continued into the first quarter of 2005. Also, only a small amount of revenue earned from marketing combined DSL packages begun on February 1, 2005 was accounted for in the first quarter as significant revenues will not be generated with the majority of the new customers, and especially resale customers, until the second quarter of 2005.

Revenues in the **Rest of Europe segment** increased by 10.3 percent in the first quarter of 2005 compared with the prior-year period. This reflected positive revenue stimulus from Scout24 companies abroad and the continued growth in the broadband customer base. In the first quarter of 2005, the **Rest of Europe segment** had thus reached 11.7 percent of total revenue (compared with 11.1 percent in the first quarter of 2004).

The table below presents Group revenues by segment:

Millions of €

	First quarter 2005	First quarter 2004	2004
Germany segment	**452.5**	**435.9**	**1 794.3**
Subscription fees	257.6	238.1	1 001.0
Usage fees	119.5	145.8	556.0
Advertising/B2B	75.4	52.0	237.3
Portal agreement with Deutsche Telekom (to 2013)	37.0	37.0	148.1
Remainder of Germany segment	38.4	15.0	89.2
Rest of Europe segment	**59.7**	**54.1**	**230.1**
Subscription fees	42.1	39.6	161.9
Usage fees	8.7	8.2	33.2
Advertising/B2B	8.9	6.3	35.0
Consolidation	**(3.4)**	**(1.2)**	**(12.6)**
Group	**508.8**	**488.8**	**2 011.8**
Subscription fees	299.7	277.8	1 162.9
Usage fees	128.1	154.0	588.5
Advertising/B2B	81.0	57.0	260.4
Portal agreement	37.0	37.0	148.1
Remainder	44.0	20.0	112.3

Subscription fees throughout the Group were up 8 percent on the prior-year period. The growth was driven by the larger customer base in broadband business as well as by increasing acceptance of content and services above and beyond pure Internet access.

Compared with the first three months of 2004, subscription fees for the Germany segment rose by 8 percent, or € 19.5 million. This result can be traced in part to very healthy growth in DSL business. While some 280,000 customers opted for DSL tariffs during the first three months of 2004, the number during the reporting period was around 295,000. Mirroring T-Online's success in developing the broadband market, paid content and services beyond pure Internet access also showed growing acceptance. The ability to combine various access and non-access products into a variety of attractive, integrated packages is playing an increasingly important role in this regard.

Subscription fees in the **Rest of Europe segment** climbed by 6.2 percent compared with the prior-year period. This was again largely due to growth in the DSL tariff customer base: Over 54,000 new customers opted for broadband Internet access in the first quarter of 2005, compared with approximately 30,000 in the first quarter of 2004.

Due to T-Online's targeted efforts to migrate customers into higher-value subscription fees, the increase in subscription fees has been accompanied by an expected drop in usage fees, in the **Germany segment** and on a Group basis.

Advertising/B2B revenues increased by 42 percent Group-wide compared with the prior-year period. In the **Germany segment**—not including the portal agreement with Deutsche Telekom AG—revenues rose by € 23.4 million. In the advertising market, the broadband-based rich media formats are increasingly proving their mettle. Linking image-building elements with response elements has shown itself to be particularly effective. Top brands such as Masterfoods (M&Ms), Nivea, Postbank, Nintendo, Sony and Opel—all of which have signed marketing cooperation agreements with T-Online—aim to reap the benefits of Web-based advertising. With the extensive reach of its portals, outstanding customer base and equity stake in Germany's leading online marketer, Interactive Media, T-Online is well positioned in this market.

Significant growth was also recorded in Advertising/B2B in the **Rest of Europe segment**.

Development of ARPU.

T-Online has been disclosing average monthly revenue per user (ARPU) data since the first quarter of 2004.

ARPU further enhances transparency regarding key performance indicators of T-Online's combined business model. T-Online breaks down ARPU data into blended ARPU, subscription ARPU and usage ARPU and shows the relevant figures for the Group as a whole, as well as for the **Germany** and ***Rest of Europe segments*** *individually.*

The charts below depict the development of ARPU at T-Online as well as the key parameters used in computing ARPU:

In €

	First quarter 2005	First quarter 2004
Group		
ARPU		
Blended	14.9	15.4
Subscription	11.4	11.1
Usage	4.5	5.5

Computation parameters (millions)

	Mar. 31, 2005	Mar. 31, 2004
Customers with DSL tariffs	3.94	2.73
Customers with narrowband tariffs	4.89	5.66
PAYG (usage < 30 days)	0.80	0.98

In €

	First quarter 2005	First quarter 2004
Germany		
ARPU		
Blended	14.1	14.9
Subscription	10.5	10.2
Usage	4.5	5.7

Computation parameters (millions)

	Mar. 31, 2005	Mar. 31, 2004
Customers with DSL tariffs	3.52	2.44
Customers with narrowband tariffs	4.71	5.38
PAYG (usage < 30 days)	0.70	0.82

In €

	First quarter 2005	First quarter 2004
Rest of Europe		
ARPU		
Blended	24.5	22.1
Subscription	24.2	23.6
Usage	4.2	3.8

Computation parameters (millions)

	Mar. 31, 2005	Mar. 31, 2004
Customers with DSL tariffs	0.41	0.29
Customers with narrowband tariffs	0.18	0.28
PAYG (usage < 30 days)	0.11	0.16

Compared with the first three months of 2004, blended ARPU in the reporting period slid from € 15.4 to € 14.9 on a Group basis. While the number of customers paying DSL tariffs increased considerably, revenue growth lagged behind the prior year's level since significant revenues will not start coming in from many new customers, and especially DSL package customers, until the second quarter. The refund of setup fees offered in conjunction with the broadband promotion campaign also hampered revenue growth in the reporting period.

Compared with March 31, 2004, the number of customers with DSL tariffs within the Group increased by 44 percent, or 1.2 million, from 2.73 million to 3.94 million as of the end of Q1 2005. Compared to year-end 2004, the number of DSL tariff customers rose from 3.59 million to 3.94 million. In the **Germany segment**, the number of customers with DSL tariffs climbed by 44.3 percent, from 2.44 million at the end of Q1 2004 to 3.52 million at the end of Q1 2005. The **Rest of Europe segment** showed 40.7 percent growth. The new momentum in the broadband market has simultaneously caused a slowdown in narrowband business.

Group-wide, subscription ARPU rose by 2.7 percent in the first three months of 2005 compared with the same period last year. In the **Germany segment**, there was an increase of 2.9 percent, and in the **Rest of Europe segment**, 2.5 percent. As a result of the wider distribution of broadband connections, T-Online succeeded once again in boosting acceptance of paid content and services and migrating customers to subscription products. In doing so, T-Online has met its key objectives for broadband growth in both access and non-access business within the framework of a combined business model.

The quarter-on-quarter increase in subscription ARPU within the Group has been accompanied by a drop in usage ARPU. Here, the decrease in the narrowband customer base and the parallel increase in DSL tariff customers have caused a reduction in usage ARPU. In addition, both usage revenues and thus also usage ARPU figures are subject to strong seasonal fluctuations. This is another reason why T-Online is striving to migrate more and more users to higher-value broadband tariffs and non-access subscription products, and thus subscription fees.

ARPU, and more particularly subscription ARPU, are key indicators for T-Online with respect to measuring the performance of its combined business model, because ARPU shows how well the company is addressing users' entertainment budgets as well as their communications budgets. ARPU is not the sole management parameter, however, but only an added indicator that must always be considered in combination with the gross margin and net growth in the customer base. A product's profitability is more important than the absolute revenue it generates. Profitability, in turn, should not be viewed in isolation, but in relation to the product's significance within the product portfolio as a whole as well as the product's future strategic and financial significance for the combined business model.

T-Online stays on top.

T-Online offers its users an attractive portal experience in www.t-online.de. The page impressions prove as much, climbing from 2.62 billion in Q4 2004 to 3.22 billion in Q1 2005, yet another substantial quarterly gain (source: IVW, www.ivwonline.de).

T-Online is also receiving high marks from the trade press as a service provider. The readers of PC Direkt magazine ranked T-Online number one in the provider category in March 2005, while connect magazine's readership gave the company best Internet provider and best DSL Internet provider honors for its superior quality.

The T-Online security package (which includes Norton AntiVirusTM 2005, NortonTM Personal Firewall 2005 and dialer protection software) was tested by the TÜV Saarland and received the technical inspection authority's coveted seal.

CeBIT 2005—Innovations geared toward 'triple play'.

T-Online's exhibit of new content and services at CeBIT 2005 in Hanover focused, as before, on the growing possibilities of broadband Internet. T-Online has put into place a further key component for its future 'triple play' offers in voice over IP (VoIP). 'Triple play' offers will integrate DSL Internet access, entertainment and communications in combination with the appropriate hardware. Trade fair goers received a first taste of the future worlds of entertainment and communications at CeBIT 2005. Under the name "Home Entertainment & Services," T-Online presented an example of how to intelligently merge communications and entertainment into one single package including hardware.

Communicating through the Internet using voice over IP.

Since CeBIT, T-Online customers have been able to use an Internet telephone to talk to each other without incurring additional charges. Calls placed into the national land-line network or to national mobile carriers are also possible. The costs are 2.9 cents per minute and 22 cents per minute, respectively. The required software can be downloaded for free from within T-Online's customer portal.

The easy operation, superior voice quality and simple installation of this new service allow customers to fully exploit the many and diverse uses of broadband Internet. A complement to the broadband products and services T-Online already offers, such as video on demand (VoD) and Musicload, Internet communications completes the package of individual components to be included in future 'triple play' offers and puts T-Online in an excellent position to reap the benefits of the further evolution of this market.

Entertainment with video on demand and Musicload.

In Paramount, T-Online has won yet another of Hollywood's major film studios as a cooperation partner for the distribution of movies over the video on demand service of T-Online Vision. VoD customers can currently choose from well in excess of 300 movies and documentaries in the feature film and restricted audience categories. By the time the IFA consumer electronics trade fair opens in Berlin this summer, some 600 films covering all genres will be available. Negotiations between T-Online and additional film studios and TV stations are underway. In the area of television, T-Online has partnered with ProSiebenSat.1 to expand its video on demand library with hit series, comedy acts, made-for-television movies and news programs produced in-house for the channels Sat.1, ProSieben, Kabel 1 and N24. In Q1 2005, film downloads averaged over 70,000 per month. Besides constantly adding more show and movie titles, T-Online has also changed the way video on demand can be used by offering an attractive hardware component. Now films can be viewed not just on personal computers or television sets. Wireless devices, so-called portable media centers, can also be used. The delivery mechanism for downloading movies to play on portable media centers is the personal computer, with usage fees ranging from € 1.90 to € 4.00 per film. This innovation opens up new ways for customers to enjoy first-class entertainment, while at the same time affording them even greater flexibility.

As of CeBIT 2005, a mere one and a half years after its launch, Musicload boasted one million customers, which placed it among the leading suppliers of legal music downloads. The million mark in the number of downloads was reached in December 2004, when 1.4 million tracks were downloaded. Musicload currently offers 480,000 tracks (including singles and albums). Musicload has nothing to fear from outside reaction either. In a comparison among twelve providers published in the first 2005 issue of Computer-BILD magazine, Musicload came out on top.

Musicload added more convenient features in Musicload Manager and new software to enhance its appeal for CeBIT, offering a complete package for music enjoyment. In addition to the download and play functions previously included, the no-hassle creation of individual playlists from downloaded material, as well as copying, burning and archiving of songs are now available from directly within the program thanks to Musicload Manager. Musicload Manager can be downloaded free of charge from www.musicload.de. In the area of hardware, a strong cooperation partner was gained in Maxfield, whose player can be used to effortlessly play tracks purchased through Musicload.

International subsidiaries.

The Internet market in France continues to profit from growing broadband usage in conjunction with persistently acute competitive pressure. Club Internet is systematically and successfully expanding its position vis-à-vis the competition. The combination of high-speed broadband Internet connections, digital multimedia entertainment services and voice-over-IP products at attractive prices has enabled Club Internet to further increase its number of broadband access customers in Q1 2005 without sacrificing EBITDA targets.

Spain's ya.com achieved significant gains in the DSL market thanks to the broadband promotion campaign it launched at the end of 2004. Its DSL customer base was up some 80 percent compared to Q1 2004. Both existing and new customers were particularly receptive to the DSL voice tariff (pre-selection) introduced in January 2005.

The online marketplaces of the Scout24 Group continued their success story in Q1 2005. The market leader, Scout24 remains the driving force in the classifieds segment with its strong brands AutoScout24, ImmoScout24, JobScout24, FinanceScout24 and FriendScout24. This position is especially reflected in the growth in revenue and EBITDA reported for Q1 2005 compared to the prior-year period.

The internationalization strategy has played a decisive role in the expansion of Scout24. Revenue rose also in other countries, serving to bolster its status as Europe's leading network of online marketplaces.

3. Earnings situation.

Operating profit/EBITDA.

Despite the 4 percent revenue growth, operating profit and EBITDA decreased compared with the prior-year quarter. The decrease resulted from ramp-up costs for the combined DSL and entertainment packages plus costs related to the aggressive market expansion in France and to a lesser extent Spain. Efforts to expand market share in France and Spain to 15-20 percent in the medium term are feeding through here into rising marketing and selling costs.

In the table below, we derive EBITDA for the T-Online Group from the operating profit posted by the two **segments Germany** and **Rest of Europe**:

Millions of €

	First quarter* 2005	First quarter 2004	2004*
Operating profit			
Germany	92.8	104.4	393.0
Rest of Europe	(27.4)	(7.6)	(16.2)
Reconciliation	0.2	(1.0)	(9.6)
Group	**65.6**	**95.8**	**367.2**
Depreciation and amortization			
Germany	(18.7)	(17.0)	(79.5)
Rest of Europe	(12.1)	(4.6)	(22.7)
Reconciliation	0.0	0.0	0.0
Group	**(30.8)**	**(21.6)**	**(102.2)**
Other taxes			
Germany	(0.1)	(0.1)	(0.5)
Rest of Europe	(0.1)	(0.2)	(2.4)
Reconciliation	0.0	0.0	0.0
Group	**(0.2)**	**(0.3)**	**(2.9)**
EBITDA			
Germany	111.6	121.5	473.0
Rest of Europe	(15.2)	(2.8)	8.9
Reconciliation	0.2	(1.0)	(9.6)
Group	**96.6**	**117.7**	**472.3**

* Adjusted for material nonrecurring items.
Detailed information on material nonrecurring items is given in the table on page 19.

Depreciation and amortization were € 30.8 million in the first quarter of 2005. The table below shows depreciation and amortization expenses by function:

Millions of €

	Depreciation and amortization First quarter 2005	Depreciation and amortization First quarter 2004
Cost of sales	23.4	13.4
Selling costs	6.2	7.0
Administrative costs	1.2	1.2
Total	**30.8**	**21.6**

The € 9.2 million quarter-to-quarter rise in depreciation and amortization relates among other things to the increase in intangible assets due to capitalizing customer recruitment costs amortized over the minimum contract term.

The table below shows other taxes by function:

Millions of €

	Other taxes First quarter 2005	Other taxes First quarter 2004
Cost of sales	0.1	0.1
Selling costs	0.0	0.1
Administrative costs	0.1	0.1
Total	**0.2**	**0.3**

The table below shows T-Online's main income statement items* compared with Group revenues:

	First quarter 2005 %	First quarter 2004 %	2004 %	First quarter 2005 Mio. €	First quarter 2004 Mio. €	2004 Mio. €
Net revenues	100.0	100.0	100.0	508.8	488.8	2 011.8
Goods and services purchased	33.6	39.9	34.2	170.7	195.0	687.6
Gross margin	66.4	60.1	65.8	338.1	293.8	1 324.2
Other cost of sales	15.5	11.3	13.3	78.7	55.3	267.9
Selling costs	34.4	27.0	29.7	175.2	132.0	598.3
Administrative costs	4.4	3.4	5.1	22.3	16.8	103.2
Operating profit	12.9	19.6	18.3	65.6	95.8	367.2
EBITDA	19.0	24.1	23.5	96.6	117.7	472.3
Profit before taxes	19.1	25.8	24.4	97.1	126.0	490.5
Income taxes	6.9	9.5	8.6	35.3	46.7	173.0
Group net income	12.1	16.2	15.8	61.7	79.3	317.0
Profit per share (€)				0.05	0.06	0.26

The € 44.3 million increase in the **gross margin** for the Group as a whole is mostly due to the reduction in goods and services purchased relative to customer growth. Various factors were involved here:

In the **Germany segment**, the continued even load distribution across the daily traffic curve in the first quarter of 2005 yielded economies of scale, while the growing numbers of customers in DSL tariff plans led to input cost savings. The decrease in goods and services purchased is partly due to modifications to the Online Connect agreement which were agreed on August 30, 2004 and took effect retroactively as of April 1, 2004. The main modifications relate to ordering rules in the narrowband sector and tariffs in the broadband sector. In the **Rest of Europe segment**, goods and services purchased increased slightly in absolute terms, but decreased relative to revenue from 53.6 percent to 50.6 percent.

In view of T-Online International AG's share of almost 90 percent in the Group's most important earnings variables, the following notes on the earnings situation are based on Group as a whole rather than segmental figures.

* Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given in the table on page 19.

Selling costs rose year-on-year by € 43.2 million to € 175.2 million. Selling costs mostly consist of costs of customer recruitment and customer care. In the **Germany segment**, the increase therefore mainly relates to the broadband promotions run in the first quarter and particularly to the campaign to launch combined DSL packages, plus the stepping up of advertising for entertainment services such as Musicload and the Scout Group.

The increase in **other cost of sales** is primarily due to advance ramp-up costs for the combined DSL packages and the launch of voice over IP.

The rise in **administrative costs** compared with the prior-year period is mainly connected with additions to the companies included in the consolidated financial statements, comprising the Scout24 Group, which was only proportionately consolidated in the first quarter of 2004, and Congster, which was added in December last year. Part of the increase is also due to internal strategic projects, primarily in Germany.

4. Financial situation.

T-Online's financial situation is shown in the summary cash flow statement below. The statement uses a presentation where cash and cash equivalents (terms of three months or less) are combined with short-term investments (exceeding three months):

Millions of €

	First quarter 2005	First quarter 2004	2004
Net cash provided by operating activities	81.2	98.2	421.3
Net cash used for operational capital expenditure	(31.8)	(190.5)	(300.6)
- Capital expenditure on intangible assets, property, plant and equipment, and financial assets	(33.5)	(190.6)	(311.5)
- Net change in marketable securities	0.0	0.0	0.0
- Proceeds from the sale of non-current assets	1.7	0.1	10.9
Net cash provided by financing activities	0.0	0.1	0.6
Increase in monetary assets	49.4	(92.2)	121.3

T-Online's monetary assets of € 4,222.6 million (compared with € 4,173.2 million as of December 31, 2004) consist of fixed-term deposits with Deutsche Telekom AG (€ 4,089.0 million), credit balances on clearing accounts with Deutsche Telekom AG (€ 16.3 million), and cash in banks (€ 117.3 million).

The € 49.4 million rise in monetary assets compared with December 31, 2004 is mostly accounted for by the € 81.2 million in net cash provided by operating activities in the first quarter of 2005 and the € 31.8 million in net cash used for operational capital expenditure.

The net cash provided by operating activities is mostly accounted for by the € 87.9 million EBITDA figure for the first quarter of 2005. Interest received (€ 35.7 million) and income taxes paid (€ 32.3 million) roughly balance. The € 31.8 million net cash used for operational capital expenditure was financed in its entirety out of cash provided by operating activities. Net cash used for operational capital expenditure was dominated in the prior-year period by the acquisition of the Scout24 Group. Factoring in € 5.7 million from switching short-term investments between maturities (prior-year period: € 190.7 million) gives the € 26.1 million net cash used for investing activities (in the prior-year period, investing activities provided a € 0.2 million net cash inflow).

Taking the EBITDA figure of € 87.9 million and deducting the € 31.9 million expenditure on property, plant, equipment and intangible assets gives a cash contribution of € 56.0 million in the reporting period (Q1 2004: € 105.1 million).

5. Net worth.

Compared with December 31, 2004, T-Online's total assets figure climbed € 36.5 million to € 6,397.0 million. The increase on the assets side is primarily related to a further € 49.4 million increase in cash deposits.

The main liabilities side component is a € 53.2 million rise in shareholders' equity, mostly from retained earnings. Current liabilities decreased during the first quarter of 2005 by € 23.4 million.

The main balance sheet figures are presented in the table below:

Millions of €

	Mar. 31, 2005	Dec. 31, 2004	Change
Total assets	6 397.0	6 360.5	36.5
Shareholders' equity	5 836.4	5 783.2	53.2
Equity ratio (%)	91.2	90.9	0.3
Goodwill	1 248.2	1 248.0	0.2
Monetary assets	4 222.6	4 173.2	49.4

Equity ratio remains constant.
The equity ratio as of March 31, 2005 was 91.2 percent, slightly above the December 31, 2004 figure of 90.9 percent. The € 53.2 million increase in shareholders' equity to € 5,836.4 million exceeded the € 36.5 million growth in total assets, producing the slight gain in the equity ratio. Unlike previous years, minority shareholders' interests (March 31, 2005: € 3.3 million; December 31, 2004: € 3.1 million) are included in shareholders' equity from the beginning of the 2005 fiscal year.

As of March 31, 2005, Deutsche Telekom AG held 90.14 percent of T-Online International AG's subscribed capital.

Non-current assets impacted by goodwill.
The goodwill shown under non-current assets increased slightly by € 0.2 million due to Autodom AG being consolidated for the first time.

Further increase in T-Online's monetary assets.
T-Online's monetary assets showed a net increase of € 49.4 million in the reporting period, reflecting the continued inflow of funds from operating cash flow.

Non-current assets fully matched by long-term funds.
The non-current assets are fully covered by long-term financial resources (shareholders' equity and pension provisions).

Short and medium-term liabilities totaled € 500.8 million as of the balance sheet date (December 31, 2004: € 524.2 million). These countered short-term investments totaling € 3,057.8 million (December 31, 2004: € 2,989.0 million).

6. Accounting policies and material nonrecurring items in the income statement.

T-Online International AG complies in its interim reporting with German Accounting Standard (DRS) No. 6 and IAS 34 (Interim Financial Reporting). Its financial reporting complies with the International Financial Reporting Standards (IFRS) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). T-Online International AG's accounting policies remain unchanged from 2004.

The table below shows major nonrecurring items in the income statement:

Millions of €

	First quarter 2005	First quarter 2004	2004
Net revenues	**0.0**	**0.0**	**0.0**
Goods and services	0.0	0.0	0.0
Gross margin	**0.0**	**0.0**	**0.0**
Other cost of sales	0.0	0.0	0.0
Gross profit	0.0	0.0	0.0
Selling costs	0.0	0.0	0.0
Administrative costs	(8.7)	0.0	(5.7)
Other operating income	0.0	0.0	0.0
Other operating expenses	0.0	0.0	0.0
Operating loss/profit	**(8.7)**	**0.0**	**(5.7)**
Goodwill amortization	0.0	0.0	(4.4)
Net result from associated companies	0.0	0.0	0.0
Interest income, net	0.0	0.0	0.0
Impairment charges against financial assets	0.0	0.0	0.0
Loss/profit before taxes	**(8.7)**	**0.0**	**(10.1)**
Income taxes	0.0	0.0	(6.5)
Loss/profit before minority shareholders	(8.7)	0.0	(16.6)
Loss applicable to minority shareholders	0.0	0.0	0.0
Group net loss/profit	**(8.7)**	**0.0**	**(16.6)**

Exceptional items in the first quarter of 2005 comprise the increased administrative costs due to consultancy services connected with the planned merger between T-Online International AG and Deutsche Telekom AG, and expenses associated with the Re-Invent growth initiative in the broadband/fixed line strategic business area.

7. Personnel.

Workforce development und personnel costs.
The average number of T-Online employees compared with the previous year has developed as follows:

	First quarter 2005	First quarter 2004	Full year 2004
Germany	2 209	2 097	2 130
Rest of Europe	831	799	791
Group	**3 040**	**2 896**	**2 921**

The 5.0 percent rise in the average number of employees compared with the prior-year period is due to increases in the workforce both in the **Germany** and in the **Rest of Europe segment.**

Personnel costs for the period under review were € 49.6 million (prior-year period: € 45.0 million). Aside from the increased workforce, the rise was primarily due to changes in the personnel structure.

Stock options held by members of the Board of Management and employees.
An Extraordinary Shareholders' Meeting of T-Online International AG held prior to the initial public offering in April 2000 adopted the 2000 stock option plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries. The plan was not competitive, due largely to the terms stipulating when options could be exercised.

The 2001 Shareholders' Meeting approved a new, premium priced stock option plan, involving a 25 percent premium. Options are issued over a five-year period, and are valid for ten years. No more than half of the options granted to a participant are eligible for exercise after a two-year lockup period expires, and all are eligible for exercise after a three-year lockup. The first tranche of options was issued on August 13, 2001, and the second on July 15, 2002. The Board of Management resolved not to issue a tranche in 2003. No further tranches will be issued under the 2001 stock option plan. The 2004 Shareholders' Meeting revoked the Board of Management's and Supervisory Board's authority to issue further options under the 2001 stock option plan and partly withdrew the existing conditional capital.

The options currently outstanding from the 2000 and 2001 plans are summarized in the table:

	2001 stock option plan (thousands)	2000 stock option plan (thousands)
Outstanding stock options on Jan. 1, 2005	3 868	117
Granted	0	0
Exercised	0	0
Expired	50	3
Outstanding stock options on Mar. 31, 2005	3 818	114

Further information on the option plans is available in the 2004 Annual Report on pages 105 et seq.

As of March 31, 2005, members of T-Online International AG's Board of Management held options to purchase T-Online stock as follows. Ms. Veronika Altmeyer held 64,635 options; Mr. Rainer Beaujean 68,805; Mr. Burkhard Graßmann 90,350; Mr. Andreas Kindt 21,267; Mr. Jens Becker and Mr. Thomas Hille did not hold any options. The entire Board of Management decided to dispense with the allocation of the 2003 tranche.

Mid-term incentive plan 2004.

T-Online introduced its first mid-term incentive plan (MTIP 2004) for members of the Board of Management and top managers in 2004. This replaced the equity-based compensation system implemented in the stock option plan. The new plan runs for three years. The MTIP is a cash-based plan tied to two equally weighted share price-based performance indicators. If both performance targets are met, the full award is paid out. If one is attained, 50 percent of the award is paid out. If neither is met, there is no payout.

The absolute performance target is an increase of at least 30 percent in the T-Online stock price by the end of the plan (December 31, 2006). The relative performance target is attained if the T-Online stock price outperforms the TecDAX index over the term of the plan.

A provision of € 0.1 million was recognized for the MTIP 2004 in the first quarter of 2005.

Further information on this topic is provided on page 107 of the 2004 Annual Report.

8. Changes on the Board of Management and Supervisory Board.

Reinhard Hoch left the Supervisory Board effective January 6, 2005. His successor as union representative for ver.di, Anja Schiller, was appointed by order of court effective January 6, 2005.

9. Outlook.

Given the increasing competition on the Internet market, it is vital for T-Online to strengthen its existing ISP core business of access-related services in order to continue its profitable growth. In its strategic business orientation, T-Online is focusing on two basic trends in the European Internet market: the growing importance of Internet access using broadband technology and the attendant proliferation of potential applications, and ongoing personalization and customization. T-Online plans to develop a number of integrated products and services in order to address different customer segments in accordance with their individual needs. These attractive integrated offerings are exemplified by the new DSL package marketed from the end of April, combining a DSL line, T-Online access and high-quality hardware for an especially easy and low-cost access route to high-speed Internet.

As part of its combined business model, T-Online actively pursues the rollout of attractive content specially tailored for DSL, a strategy that expands its options for future growth. In 2005, marketing will increasingly focus on new packages that combine entertainment products such as video on demand, music downloads and games. These packages' contributions to sales will remain minimal in 2005, since the point is not 'revolution,' but 'evolution.'

T-Online's long-term vision for the future of broadband is clear: Customers will gravitate toward attractive offerings that roll into one the 'triple play' of high-speed Internet access, on-demand entertainment services and communications. By expanding its business model to include 'triple play' products and services, T-Online is prepared for this future early, so that it can decisively influence the market's development by drawing on its existing and constantly evolving expertise.

Over the medium term, T-Online plans to secure between 15 and 20 percent of the French and Spanish markets with attractively priced tariffs and 'triple play' offerings.

In the event of a successful merger, the intention is for the existing business of T-Online International AG to continue within Deutsche Telekom AG as an autonomous organizational unit with its own management and its own profit and loss responsibility, and to be integrated into Deutsche Telekom AG's new Broadband/Fixed Network strategic business area. In this connection, the introduction of an integrated broadband strategy is planned with combined offerings for access, communications and entertainment services ('triple play' strategy). The development and marketing of all IP products in the Broadband/Fixed Network business area—notably 'triple play' products—will remain the responsibility of the T-Online organizational unit. T-Online and Deutsche Telekom anticipate that the planned strategic approach will yield growth synergies with a net present value in the order of at least € 1 billion. Following the merger, it is planned for the T-Online organizational unit to remain the sole Internet service provider (ISP) within the Broadband/Fixed Network strategic business area and to be additionally charged with managing and coordinating ISP business within the Deutsche Telekom Group.

10. Interim consolidated financial statements compliant with IFRS.

Consolidated statement of income Millions of €

	First quarter 2005	First quarter 2004
Net revenues	**508.8**	**488.8**
Goods and services purchased	(170.7)	(195.0)
Gross margin	**338.1**	**293.8**
Other cost of sales	(78.7)	(55.3)
Gross profit	259.4	238.5
Selling costs	(175.2)	(132.0)
Administrative costs	(31.0)	(16.8)
Other operating income	4.5	7.2
Other operating expenses	(0.8)	(1.1)
Operating profit	56.9	95.8
Net result from associated companies	3.2	3.0
Interest income, net	28.3	27.2
Profit before taxes	**88.4**	**126.0**
Income taxes	(35.3)	(46.7)
Profit after taxes	**53.1**	**79.3**
Loss/profit applicable to minority shareholders	(0.1)	0.0
Group net income	**53.0**	**79.3**
Profit per share in €	**0.04**	**0.06**
EBITDA	**87.9**	**117.7**

Consolidated balance sheet Millions of €

	Mar. 31, 2005	Dec. 31, 2004
ASSETS		
Non-current assets		
Goodwill	1 248.2	1 248.0
Other intangible assets	134.8	128.7
Property, plant and equipment	107.4	114.1
Investments in Group companies	0.0	0.1
Investments in associated companies	193.3	190.1
Other financial assets	5.1	3.8
Receivables from Group companies	1 164.5	1 184.2
Deferred tax assets	216.4	210.9
	3 069.7	**3 079.9**
Current assets		
Inventories	1.8	0.8
Trade accounts receivable	137.3	147.5
Receivables from Group companies	2 994.2	2 941.9
Receivables from associated companies	1.7	1.4
Other current assets and prepaid expenses	74.6	76.6
Marketable securities	0.4	0.4
Cash in banks/petty cash	117.3	112.0
	3 327.3	**3 280.6**
Total assets	**6 397.0**	**6 360.5**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Subscribed capital	1 223.9	1 223.9
Additional paid-in capital	5 775.8	5 775.8
Revenue reserves	(1 218.7)	(1 519.1)
Currency translation adjustments	(0.9)	(0.9)
Revaluation of financial instruments	0.0	0.0
Group net income	53.0	300.4
Minority interests	3.3	3.1
	5 836.4	**5 783.2**
Non-current liabilities		
Provisions for pensions and similar obligations	14.4	13.4
Deferred tax liabilities	45.4	39.7
	59.8	**53.1**
Current liabilities		
Other short-term provisions	51.0	53.1
Short-term debt	0.0	0.0
Liabilities to Group companies	106.7	127.0
Trade accounts payable	196.2	202.2
Other short-term liabilities and deferred income	146.9	141.9
	500.8	**524.2**
Total shareholders' equity and liabilities	**6 397.0**	**6 360.5**

Consolidated statement of cash flows Millions of €

	First quarter 2005	First quarter 2004
Group net income	**53.0**	**79.3**
Profit applicable to minority shareholders	0.1	0.0
Depreciation and amortization of non-current assets	30.8	21.5
Interest income, net	(28.3)	(27.2)
Income taxes	35.3	46.7
Realized profits from disposals of non-current assets	0.2	0.0
Net result from associated companies	(3.2)	(3.0)
Increase in pension provisions	1.0	1.0
(Decrease)/increase in other short-term provisions	(2.1)	0.3
Increase in trade accounts receivable	10.2	25.8
Decrease in trade accounts payable	(6.1)	(45.2)
Other changes	(12.7)	14.0
Income taxes paid	(32.3)	(39.2)
Dividends received	0.0	0.0
Interest paid	(0.4)	(0.5)
Interest received	35.7	24.7
Net cash provided by operating activities	**81.2**	**98.2**
Capital expenditure on intangible assets	(23.1)	(5.8)
Capital expenditure on property, plant and equipment	(8.8)	(6.8)
Capital expenditure on financial assets	(1.4)	0.0
Payment for adoption of a shareholder loan	0.0	(36.8)
Capital expenditure on investments in fully consolidated subsidiaries	(0.2)	(141.2)
Proceeds from the sale of non-current assets	1.7	0.1
Proceeds from the sale of investments in fully consolidated subsidiaries	0.0	0.0
Net change in short-term investments (exceeding 3 months to maturity) and in marketable securities	5.7	190.7
Net cash (used for)/provided by investing activities	**(26.1)**	**0.2**
Increase in shareholders' equity	0.0	0.1
Decrease in medium and long-term financial liabilities	0.0	0.0
Net cash provided by financing activities	**0.0**	**0.1**
Net increase in cash and cash equivalents (up to 3 months to maturity)	55.1	98.5
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	271.2	68.7
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	326.3	167.2

Statement of shareholders' equity

	Subscribed capital	Subscribed capital	Additional paid-in capital	Revenue reserves	Currency translation adjust-ments	Revaluation of financial instruments	Group net profit/loss	Minority share-holders	**Total**
	Number of shares (thousands)	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €
Balance as of Jan. 1, 2004	**1 223 884**	**1 223.9**	**5 775.3**	**(1 481.4)**	**0.0**	**(0.1)**	**(37.7)**	**(0.5)**	**5 479.5**
Currency translation adjustments	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	6.1	6.1
Capital contributions	6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized in profit or loss	0	0.0	0.0	(37.7)	0.0	0.1	37.7	0.0	0.1
Group net income, Jan. 1 - Mar. 31, 2004	*0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*79.3*	*0.0*	*79.3*
Balance as of Mar. 31, 2004	**1 223 890**	**1 223.9**	**5 775.3**	**(1 519.1)**	**0.0**	**0.0**	**79.3**	**5.6**	**5 565.0**
Currency translation adjustments	0	0.0	0.0	0.0	(0.9)	0.0	0.0	0.0	(0.9)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	(3.0)	(3.0)
Capital contributions	0	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.5
Changes not recognized in profit or loss	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Group net income, Apr. 1 - Dec. 31, 2004	0	0.0	0.0	0.0	0.0	0.0	221.1	0.5	221.6
Balance as of Dec. 31, 2004/Jan. 1, 2005	**1 223 890**	**1 223.9**	**5 775.8**	**(1 519.1)**	**(0.9)**	**0.0**	**300.4**	**3.1**	**5 783.2**
Currency translation adjustments	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Capital contributions	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized in profit or loss	0	0.0	0.0	300.4	0.0	0.0	(300.4)	0.0	0.0
Group net income, Jan. 1 - Mar. 31, 2005	0	0.0	0.0	0.0	0.0	0.0	53.0	0.1	53.1
Balance as of Mar. 31, 2005	**1 223 890**	**1 223.9**	**5 775.8**	**(1 218.7)**	**(0.9)**	**0.0**	**53.0**	**3.3**	**5 836.4**

Segment information (IFRS basis) Millions of €

	First quarter 2005	First quarter 2004	2004
Germany			
Net revenues	452.5	435.9	1 794.3
Gross margin	311.8	269.9	1 211.5
Gross margin (%)	68.9	61.9	67.5
Operating profit	84.1	104.4	387.3
EBITDA	**102.9**	**121.5**	**467.3**
Rest of Europe			
Net revenues	59.7	54.1	230.1
Gross margin	29.5	25.1	118.9
Gross margin (%)	49.4	46.4	51.7
Operating profit	(27.4)	(7.6)	(16.2)
EBITDA	**(15.2)**	**(2.8)**	**8.9**
Consolidation			
Net revenues	(3.4)	(1.2)	(12.6)
Operating profit	0.2	(1.0)	(9.6)
EBITDA	**0.2**	**(1.0)**	**(9.6)**
Total			
Net revenues	508.8	488.8	2 011.8
Gross margin	338.1	293.8	1 324.2
Gross margin (%)	66.4	60.1	65.8
Operating profit	56.9	95.8	361.5
EBITDA	**87.9**	**117.7**	**466.6**

The following table shows access customers within the T-Online Group:

In millions*

	Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2004
Registered customers	**13.57**	**13.50**	**13.43**
Germany	**11.49**	**11.43**	**11.07**
With DSL tariffs	3.52	3.23	2.44
With narrowband tariffs	4.71	4.95	5.38
PAYG (usage <30 days)	0.70	0.74	0.82
PAYG (usage >30 days)	2.56	2.51	2.43
Rest of Europe	**2.08**	**2.07**	**2.36**
With DSL tariffs	0.41	0.36	0.29
With narrowband tariffs	0.18	0.21	0.28
PAYG (usage <30 days)	0.11	0.12	0.16
PAYG (usage >30 days)	1.38	1.38	1.63

* The totals are based on figures established before rounding.

11. Definitions for the presentation of revenues and customer numbers.*

Subscription fees: Revenues from fixed monthly basic charges for access and content products, for example access tariffs or products such as security packages, extra mailbox space and "Insider" subscription content plans.

Usage fees: Revenues from per-minute or volume-based access tariff components and non-access products made available on a pay-per-view or pay-per-use basis.

Advertising/B2B: Revenues from T-Online business customers and online advertising. The portal agreement with Deutsche Telekom is reported separately.

Registered customers are all customers in access tariffs.

Monthly paying customers are customers who pay a monthly basic charge, although this does not necessarily mean they have used the product.

PAYG customers are customers who have not ordered a tariff plan with a monthly basic charge.

DSL tariff customers: Customers who have signed up for a T-Online broadband tariff.

Broadband customers: DSL tariff customers, plus those customers who have a broadband connection but have not yet signed up for a DSL tariff.

Blended-ARPU:

$$\frac{\text{(Subscription Fees + Usage Fees) / Number of Months}}{\text{(DSL-CAV + NB-CAV + PAYG} < \text{30 days)}} = \text{ARPU}_{\text{blended}}$$

Subscription-ARPU:

$$\frac{\text{Subscription Fees / Number of Months}}{\text{(DSL-CAV + NB-CAV)}} = \text{ARPU}_{\text{subscription}}$$

Usage-ARPU:

$$\frac{\text{Usage Fees / Number of Months}}{\text{(DSL-CAV + NB-CAV + PAYG} < \text{30 days)}} = \text{ARPU}_{\text{usage}}$$

* More information on this topic is provided in the First Quarter Report 2004, Section 2, "Business trends for the Group and its segments" (p. 6-12) and on our corporate portal at http://www2.t-online.net/dyn/c/19/54/41/1954418.swf.

Darmstadt, May 11, 2005
T-Online International AG
Board of Management



Rainer Beaujean



Veronika Altmeyer



Jens Becker



Burkhard Graßmann



Thomas Hille



Andreas Kindt

Address
T-Online International AG
Postfach 10 11 52
64211 Darmstadt, Germany

Investor Relations
Telephone: 06151/680-2929
Telefax: 06151/680-299
Web site: www.t-online.de/ir
E-Mail: ir@t-online.net

Forum T-Aktie
Telephone: 0800 330 2100
Telefax: 0800 330 1100
E-Mail: forum-aktie@t-online.de

Note
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.